# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forrester Research, Inc., CIK 0001023313
CUSIP: 346563109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 60 Acorn Park Drive, Cambridge, Massachusetts (MA), 02140
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950135-97-000700
Filed by CIK 0001033665

## Reporting persons
- George F. Colony: type of reporting person: individual (IN); citizenship or place of organization: Massachusetts (MA); sole voting power 6,319,678; shared voting power 1,060,733; sole dispositive power 7,378,831; shared dispositive power 1,580; aggregate amount beneficially owned 7,380,411 (38.9% of the class)
  Comment: Comment relating to row 6: Consists of: (1) 43,218 shares held by The George F. Colony 2023 Grantor Retained Annuity Trust No. 44 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (2) 15,935 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 45 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (3) 250,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 46 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (4) 250,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 47 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (5) 500,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 48 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; and (6) 1,580 shares owned by Mr. Colony's wife.
  
  Comment relating to row 7: Consists of: (1) 43,218 shares held by The George F. Colony 2023 Grantor Retained Annuity Trust No. 44 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (2) 15,935 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 45 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (3) 250,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 46 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (4) 250,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 47 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (5) 500,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 48 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; and (6) 6,319,678 shares held by Mr. Colony, individually.
  
  Comment relating to row 8: Consists of 1,580 shares owned by Mr. Colony's wife.
  
  Comment relating to row 9: Consists of: (1) 43,218 shares held by The George F. Colony 2023 Grantor Retained Annuity Trust No. 44 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (2) 15,935 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 45 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (3) 250,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 46 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (4) 250,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 47 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (5) 500,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 48 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (6) 1,580 shares owned by Mr. Colony's wife; and (7) 6,319,678 shares held by Mr. Colony, individually.
  
  Comment relating to row 11: Based on 18,981,000 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of March 3, 2025.

## Item 1. Issuer
Name of issuer: Forrester Research, Inc.
Address of issuer's principal executive offices: 60 Acorn Park Drive, Cambridge, MA 02140

## Item 2. Person Filing
Name of person filing: George F. Colony
Address of principal business office or, if none, residence: 60 Acorn Park Drive, Cambridge, MA 02140
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: An aggregate of 7,380,411 shares of Common Stock, consisting of: (1) 43,218 shares held by The George F. Colony 2023 Grantor Retained Annuity Trust No. 44 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (2) 15,935 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 45 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (3) 250,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 46 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (4) 250,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 47 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (5) 500,000 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 48 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (6) 1,580 shares owned by Mr. Colony's wife; and (7) 6,319,678 shares held by Mr. Colony, individually.
Percent of class: 38.9
Sole power to vote or to direct the vote: 6,319,678 shares
Shared power to vote or to direct the vote: 1,060,733 shares
Sole power to dispose or to direct the disposition: 7,378,831 shares
Shared power to dispose or to direct the disposition: 1,580 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- George F. Colony: /s/ George F. Colony, George F. Colony (04/09/2025)